SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2024 (Report No. 3)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 16, 2024, Nano Dimension Ltd. (the “Registrant”) announced the resignation of six (6) directors from the Registrant’s board of directors (the “Board”) and the appointment of Ofir Baharav as the Chairman of the Board. In addition to Mr. Baharav, the Board consists of Mr. Robert (Bob) Pons, Dr. Joshua Rosensweig, and Mr. Kenneth H. Traub. Attached hereto as Exhibit 99.1 and incorporated herein is the Registrant’s press release titled “Nano Dimension Announces Changes in Board Composition,” announcing the aforementioned changes to the Board.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on December 16, 2024, titled “Nano Dimension Announces Changes in Board Composition.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: December 16, 2024	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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